UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ________________ to __________________


Commission file number  1-12541



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ATCHISON CASTING CORPORATION HOURLY EMPLOYEES 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

     ATCHISON CASTING CORPORATION

     400 South Fourth Street
     Atchison, Kansas  66002

   Atchison Casting Corporation Hourly Employees' 401(k) Plan
   (Formerly Known as Atchison Casting Corporation Hourly 401(k) and Defined Contribution Plan)

   Financial Statements as of and for the Years Ended June 30, 2000 and 1999, Supplemental Schedules as of and for the Year Ended June 30, 2000, and Independent Auditors' Report

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN (FORMERLY KNOWN AS ATCHISON CASTING CORPORATION HOURLY 401(k) AND DEFINED CONTRIBUTION PLAN)

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------


                                                                                             Page
INDEPENDENT AUDITORS' REPORT                                                                  1-2

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                                              3

  Statements of Changes in Net Assets Available for Benefits                                   4

  Notes to Financial Statements                                                               5-9

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000:

  Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions         10

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes
        at the End of Year                                                                     11



Note:   Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of the conditions under which they are required.


INDEPENDENT AUDITORS' REPORT

The Trustees and Participants
Atchison Casting Corporation
  Hourly Employees' 401(k) Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation Hourly Employees' 401(k) Plan (formerly known as Atchison Casting Corporation Hourly 401(k) and Defined Contribution Plan) as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Kansas City, Missouri
January 2, 2001

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN
(FORMERLY KNOWN AS ATCHISON CASTING CORPORATION
HOURLY 401(k) AND DEFINED CONTRIBUTION PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999

-----------------------------------------------------------------------------------------------


ASSETS                                                                 2000          1999

INVESTMENTS:
  Mutual funds                                                      $ 1,228,847   $ 1,334,872
  Guaranteed interest accunt                                             95,070        56,531
  Common stock of Atchison Casting Corporation                               13
  Participant loans                                                      55,620        31,008
                                                                         -------       ------

            Total investments                                         1,379,550     1,422,411
                                                                      ----------    ---------

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                             14,119        91,088
  Participants'                                                          34,279        42,739
                                                                         -------       ------

            Total contributions receivable                               48,398       133,827
                                                                         -------      -------

NET ASSETS AVAILABLE FOR BENEFITS                                   $ 1,427,948   $ 1,556,238
                                                                    ============  ===========


See notes to financial statements.

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN
(FORMERLY KNOWN AS ATCHISON CASTING CORPORATION
HOURLY 401(k) AND DEFINED CONTRIBUTION PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999

-----------------------------------------------------------------------------------------------


                                                                         2000          1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                                         $ 76,516     $ 52,812
   Net appreciation in fair value of investments                        103,691        56,203
                                                                        --------       ------

     Net investment income                                              180,207       109,015
                                                                        --------      -------

  Contributions:
   Employer's                                                            152,191      114,263
   Participants'                                                         366,768      196,291
   Rollover                                                                             1,369
                                                                                        -----

     Total contributions                                                518,959       311,923
                                                                        --------      -------

     Total additions                                                    699,166       420,938
                                                                        --------      -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                          185,741       32,350
  Distributed loans                                                       12,331
  Administrative expenses                                                    45        21,636
                                                                             ---       ------

     Total deductions                                                   198,117        53,986
                                                                        --------       ------

TRANSFER TO ATCHISON CASTING CORPORATION
    HOURLY DEFINED CONTRIBUTION PLAN                                    (629,339)
                                                                        ---------

NET INCREASE (DECREASE)                                                 (128,290)     366,952

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   1,556,238     1,189,286
                                                                      ----------    ---------

  End of year                                                       $ 1,427,948   $ 1,556,238
                                                                    ============  ===========

See notes to financial statements.
                                      -4-

ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(K) PLAN (FORMERLY KNOWN AS ATCHISON CASTING CORPORATION HOURLY 401(K) AND DEFINED CONTRIBUTION PLAN)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Atchsion Casting Corporation Hourly Employees' 401(k) Plan, formerly known as Atchison Casting Corporation Hourly 401(k) and Defined Contribution Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering hourly employees of Atchison Casting Corporation (the "Plan Sponsor" or "Plan Administrator" or "Atchison") provided they meet the prescribed eligibility requirements. The Plan was formed by the Plan Sponsor on July 1, 1993. Nationwide Life Insurance Company ("Nationwide") served as the custodian of all assets through November 2, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. Individuals employed by the Plan Sponsor serve as trustees (the "Trustees") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Amendment - The Plan was amended on July 1, 1999. Prior to July 1, 1999, the Plan had a profit sharing feature allowing Plan participants to receive a profit sharing contribution based on net profits, as defined by the Plan document, of Atchison. On July 1, 1999, the Atchison Casting Corporation Hourly Defined Contribution Plan (the "Defined Contribution Plan") was created, to administer the profit sharing contributions that were previously handled by the Plan. On June 26, 2000, assets of $629,339 were transferred to the Defined Contribution Plan, which represent the participants' profit sharing account balances that were eligible to enroll in the Defined Contribution Plan.

     Eligibility and Participation - Hourly employees are eligible for participation in the Plan after completing at least three months of service, provided they meet the prescribed eligibility requirements set forth in the Plan document.

     Contributions - Plan participants may contribute a portion of their pre-tax or after-tax base compensation, subject to certain Internal Revenue Code ("IRC") limitations. Effective May 11, 1999 the Company will make a matching contribution of 50% of the first 6% of base compensation that a participant contributes to the Plan. Prior to May 11, 1999 the Plan Sponsor did not match amounts contributed by participants. Effective July 1, 1998, the Plan was amended to increase the percentage on which the additional nonelective contribution is based from 7% to 10% of the net profits of Atchison, as defined in the Plan document. Effective July 1, 1999 there will be no profit sharing contributions made to this plan, due to the plan amendment mentioned previously. Prior to July 1, 1999, the Plan received a portion of the net profit amount based on the compensation of eligible employees of the Plan in relation to the compensation of eligible employees of other eligible plans of Atchison that participate in the net profit allocation. The nonelective contribution was then allocated based on compensation of all eligible employees in relation to total compensation of each eligible employee of certain plans sponsored by Atchison or it's subsidiaries.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit sharing contribution (prior to July 1, 1999) portions of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential. During 2000 and 1999, the investment options were as follows:

o       MFS Massachusetts Investors Trust
o       Oppenheimer Global Fund
o       Van Kampen Emerging Growth Fund
o       Prudential Stock Index Fund
o       AIM Balanced Fund

o       The Prudential Insurance Company of America - Guaranteed Interest
        Account
o       Prudential Government Securities Trust - Money Market Series
o       Fidelity Advisor Equity Income Fund
o       Prudential High Yield Fund
o       Prudential Small Company Value Fund
o       Prudential Government Income Fund
o       Franklin Convertible Securities Fund

      The following funds were added as investment options during 2000:

o       MFS Massachusetts Investors Growth Stock Fund
o       Prudential Jennison Growth Fund
o       Fidelity Advisor Equity Growth Fund
o       Atchison Casting Corporation Common Stock

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 to 5 years, except for loans obtained for the purpose of acquiring a primary residence which the loan term is determined by the employer. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 8.75% to 9.75%. Principal and interest are paid ratably through payroll deductions.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, qualified joint and 50% survivor annuities or the account balance can remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts are used to reduce subsequent contributions by the Plan Sponsor.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan agreement. Expenses of $45 and $21,636 were paid by the Plan for the years ended June 30, 2000 and 1999, respectively. The expenses for the Plan year ended June 30, 1999 include expenses related to the transfer of assets from Nationwide to Prudential.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

     Unit Values - Individual participant accounts were maintained on a unit basis through November 2, 1998. Participants did not have beneficial ownership in specific underlying securities or other assets in the various funds of Nationwide, but did have an interest therein represented by units valued as of the last business day of the period. The various funds earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Transactions were recorded on the trade date.

     Payment of Benefits - Benefit payments are recorded when paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contract ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30, 2000 and 1999:

                                         2000                                 1999
                                       ----------------------------------  -----------------------------------

                                                    Value                                Value
                                        Shares    Per Share     Fair         Shares    Per Share     Fair
                                       (rounded)  (rounded)     Value      (rounded)   (rounded)     Value
    MFS Massachusetts Investors Trust     19,936    $ 20.94    $ 417,463       37,638    $ 21.25    $ 799,816
    Prudential Government Securities
       Trust -  Money Market Series            -          -            -      210,947       1.00      210,947
    Oppenheimer Global Fund                2,933      68.64      201,316        2,097      48.55      101,805
    Van Kampen Emerging Growth Fund        1,884      97.14      183,011
    Prudential Stock Index Fund            3,984      32.40      129,085
    AIM Balanced Fund                      3,029      32.95       99,791        2,709      29.32       79,427
    The Prudential Insurance Company of
      America - Guaranteed interest account  N/A        N/A       95,070



     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $103,691 and $56,203, respectively, as follows:

            Net Appreciation (Depreciation)
                     in Fair Value                    2000            1999

Mutual funds                                          $103,691     $      98,751
Pooled separate accounts                                                (42,548)
                                                   -----------      -----------
                                                   $103,691.00     $  56,203.00

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan beginning November 3, 1998 through June 30, 2000, and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the year ended June 30, 1999 were pooled separate accounts and contracts managed by Nationwide. Nationwide was the custodian as defined by the Plan through November 2, 1998, therefore, these transactions qualified as party-in-interest.

6.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 4, 2000, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter (see Note 1). However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   NONEXEMPT TRANSACTIONS

     During the year ended June 30, 2000, employee deferrals of $25,638 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

                                     ******



ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN
(FORMERLY KNOWN AS ATCHISON CASTING CORPORATION
HOURLY 401(k) AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a AND 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
--------------------------------------------------------------------------------------------------------------------------------
            (a)                     (b)                         (c)                    (d)     (e)     (f)      (g)        (h)
                                                    Description of Transactions                              Expenses

                              Relationship of        Including Maturity Date,                                Incurred
                               Plan, or Other      Rate of Interest, Collateral     Purchase Selling  Lease    with      Cost of
 Identity of Party Involved  Party-in-Interest         Par or Maturity Value          Price   Price   Rental Transaction  Asset

Atchison Casting Corporation    Plan Sponsor     Employee contributions not timely  $25,638*
                                                         remitted to the Trust


(Table Continued)

FORM 5500, SCHEDULE H, PART IV, LINES 4a AND 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
--------------------------------------------------------------------------------------------------------------------------------

     (i)            (j)

   Current       Net Gain
  Value of    (Loss) on Each
    Asset       Transaction

  $ 25,638    $ 25,638


-----------------------------------------------
* This represents total amount of contributions that were withheld from employees, but not remitted timely into trust by the Plan Sponsor.


ATCHISON CASTING CORPORATION
HOURLY EMPLOYEES' 401(k) PLAN
(FORMERLY KNOWN AS ATCHISON CASTING CORPORATION
HOURLY 401(k) AND DEFINED CONTRIBUTION PLAN)


FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD
  FOR INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2000
----------------------------------------------------------------------------------------------------------------------

 (a)                            (b)                                (c)                                (d)
                                                             Description of
                                                          Investment Including
                   Identity of Issue, Borrower,          Maturity Date, Rate of                     Current
                      Lessor or Similar Party             Interest, Collateral                       Value

       MFS Massachusetts Investors Trust                  Mutual fund
                                                          (19,936 shares)                        $ 417,463

       Oppenheimer Global Fund                            Mutual fund
                                                          (2,933 shares)                           201,316

       Van Kampen Emerging Growth Fund                    Mutual fund
                                                          (1,884 shares)                           183,011

  *    Prudential Stock Index Fund                        Mutual fund
                                                          (3,984 shares)                           129,085

       AIM Balanced Fund                                  Mutual fund
                                                          (3,029 shares)                            99,791

  *    The Prudential Insurance Company of America        Guaranteed interest account               95,070

  *    Prudential Government Securities Trust -           Mutual fund
         Money Market Series                              (66,898 shares)                           66,898

       Fidelity Advisor Equity Income Fund                Mutual fund
                                                          (2,495 shares)                            61,756

  *    Prudential High Yield Fund                         Mutual fund
                                                          (3,736 shares)                            25,781

  *    Prudential Small Company Value Fund                Mutual fund
                                                          (1,301 shares)                            19,130

  *    Prudential Government Income Fund                  Mutual fund
                                                          (1,882 shares)                            15,964

       Franklin Convertible Securities Fund               Mutual fund
                                                          (286 shares)                               4,490

       MFS Massachusetts Investors Growth Stock Fund      Mutual fund
                                                          (108 shares)                               2,276

  *    Prudential Jennison Growth Fund                    Mutual fund
                                                          (54 shares)                                1,371

       Fidelity Advisor Equity Growth Fund                Mutual fund
                                                          (7 shares)                                   515

  *    Atchison Casting Corporation                       Common stock
                                                          (2 shares)                                    13

  *    Various Participants                               Participants loans, interest rates
                                                            from 8.75% to 9.75%; maturity dates
                                                            through June 2005                       55,620
                                                                                                    ------

           Total investments                                                                   $ 1,379,550
                                                                                                ===========

* Represents a party-in-interest to the Plan.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            ATCHISON CASTING CORPORATION
                                            HOURLY EMPLOYEES 401(k) PLAN

Date   January 11, 2001                     By:  Atchison Casting Corporation,
                                                 its Administrator

                                            By:    /s/ Kevin T. McDermed
                                                   Kevin T. McDermed
                                                   Vice President, Chief
                                                   Financial Officer,
                                                   Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP